EVELO
Balance Sheet Comparison
As of December 31, 2017

Current Assets:	As of Dec 31, 2017	As of Dec 31, 2016 (PY)	Change
Bank Accounts	505,168	342,711	162,458
Account Receivable	-	(113)	113
Bicycle Inventory	382,582	263,767	118,815
Inventory Parts and Misc	101,871	44,783	57,088
Deposits on Inventory (new)	208,192	46,000	162,192
Open Box Bike Receivable	2,284		2,284
Prepaid Insurance	11,270		11,270
Unallocated Funds	6,114	5,769	345
Total Current Assets	$ 1,217,481	$ 702,916	$ 514,565
Fixed Assets	27,916	64	27,853
Security Deposits	3,100		3,100
Total Assets	$ 1,248,498	$ 702,980	$ 545,518
Current Liabilities:			
Credit Cards	42,280	8,824	33,456
Accrued wages	4,685		4,685
Bank Loans Payable	29,100	350,000	(320,900)
Investor Loans	337,500	-	337,500
Kitsap County Payable	67		67
Layaway Payments	657	1,665	(1,009)
Marketing & Advertising Payable	3,852		3,852
Notes Payable	-	751,501	(751,501)
NYS Sales Tax Agency Payable	-	9	(9)
Refunds payable	13,371		13,371
Sales Tax Agency Payable	(554)	1,984	(2,538)
Shipping to Customers Payable	11,623	9,923	1,700
Total Current Liabilities	$ 442,581	$ 1,123,907	-$ 681,326
NYBDC - Loan #2	51,912	101,859	(49,947)
Total Liabilities	$ 494,493	$ 1,225,766	-$ 731,273
Equity			
Capital Stock	200	200	-
Equity - credit card contribution	-	27,969	(27,969)
Paid-In Capital Preferred Stock	1,740,687		1,740,687
Preferred Stock	161		161
Retained Earnings	(550,955)	77,480	(628,436)
Net Income	(436,088)	(628,436)	192,348
Total Equity	$ 754,005	-$ 522,786	$ 1,276,791
TOTAL LIABILITIES AND EQUITY	$ 1,248,498	$ 702,980	$ 545,518

EVELO
Profit and Loss
January - December 2017

	Total		
	Jan - Dec 2017	**Jan - Dec 2016 (PY)**	**Change**
Sales Revenue	$ 2,786,819	$ 2,488,277	$ 298,542
Cost of Goods Sold	$ 1,433,694	$ 1,221,165	$ 212,529
Gross Profit	$ 1,353,125	$ 1,267,113	$ 86,013
Gross Profit %	48.6%	50.9%	
Expenses:			
Human Resources	652,079	781,928	(129,850)
Payroll Taxes	24,112	23,733	378
Marketing	343,150	335,549	7,601
Merchant Fees	112,828	106,341	6,486
Shipping & Postage	212,200	217,685	(5,484)
Rent Expense	36,340	16,306	20,034
Utilities	9,218	183	9,034
Warehousing & Fulfillment Costs	63,205	21,562	41,643
Research & Development	42,529	95,280	(52,750)
Insurance Expenses	36,247	48,101	(11,853)
Interest Expense	66,922	13,449	53,473
Legal	32,936	16,050	16,886
Web Services	33,816	41,949	(8,133)
Website Operatons	45,609	-	45,609
Telephone Expense	16,660	16,433	227
Travel Expenses	10,586	22,559	(11,972)
Other Expenses	28,884	76,302	(47,418)
Total Expenses	$ 1,767,321	$ 1,833,410	$ (66,089)
Other Income/Expense (1)	21,892	62,139	(40,247)
Net Income	$ (436,088)	$ (628,436)	$ 192,348
Notes:			
1: Expenses related to fundraising			

EVELO
Statement of Cash Flows
January - December 2017

OPERATING ACTIVITIES	
Net Income	$ (436,088)
Adjustments to Net Income to Net Cash provided by operations:	$ (1,033,089)
Net cash provided by operating activities	$ (1,469,177)
INVESTING ACTIVITIES	
Net cash provided by investing activities	$ (30,953)
FINANCING ACTIVITIES	
NYBDC - Loan #2	$ (49,947)
Equity - credit card contribution	$ (27,969)
Paid-In Capital Preferred Stock	$ 1,740,687
Preferred Stock	$ 161
Net cash provided by financing activities	$ 1,662,932
Net cash increase for period	$ 162,803
Cash at beginning of period	$ 348,479
Cash at end of period	$ 511,282

Statement of Changes in Shareholder Equity
January - December 2017

Item	Note	Capital Stock	Additional Paid-in Capital	Preferred Stock	Retained Earnings	Credit Card Contribution	Total
Balance 1/1/17		$ 200	$ -	$ -	$ (550,955)	$ 27,969	$ (522,786)
Issue of new preferred shares	A	$ -	$ 1,740,687	$ 161	$ -	$ -	$ 1,740,848
Reclass of credit card expense	B	$ -	$ -	$ -	$ -	$ (27,969)	$ (27,969)
Net Income	C	$ -	$ -	$ -	$ (436,088)	$ -	$ (436,088)
Balance 12/31/17		$ 200	$ 1,740,687	$ 161	$ (987,043)	$ -	$ 754,005

Notes:

A: On 1/20/17 the company issued 1,613,419 preferred shares at $.001 par value per share and raised $1,740,687 in total funds

B: During 2017 a correction was made for a credit card payment that was mistakenly recorded as an equity contribution during 2016.

C: During the 12 months of 2017 EVELO incurred a net loss from operations

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the USA ("US GAAP")

Use of Estimates

The preparation of the financial statements requires us to make certain assumptions that affect certain amounts and disclosures. Accordingly, actual results could differ from these estimates. The only significant estimates contained in these statements are for the useful life of equipment and the estimated value of inventory on hand.

Cash and Cash Equivalents

Cash includes all cash on hand as of the statement date(s).

Inventory

Inventory is carried at historical cost and includes amounts billed and paid for stock for which we have not yet taken delivery. We believe that losses due to obsolescence are likely to be rare, thus no amount has been recorded in the statements for impairment of inventory on hand.

Equipment

Our policy is to capitalize assets with an original value of $1,000 or greater. The fixed assets consist of office equipment and prototype models. Depreciation is calculated on a straight-line basis. For 2017 we recorded $25.00 and in 2016 we recorded $71.00. Assets added during 2017 will depreciate beginning in 2018.

Bank Loans

As of 12/31/17 the balance on the NYBDC loans was $81,012. This loan has monthly principal and interest payments at a rate of 9.25%.

Long Term Borrowings

During 2017 we added 10 individual investor inventory loans totaling $337,500. These carry monthly interest only payments at 9% and mature in 36 months.